SANDSTORM GOLD PROVIDES ASSET UPDATES

Vancouver, British Columbia — February 26, 2018 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSEAMERICAN: SAND, TSX: SSL) is pleased to provide recent development and exploration updates from the Company’s royalty properties.

—McEwen Announces 100,000 Metre Exploration Program at the Black Fox Complex

McEwen Mining Inc. (“McEwen”) announced details on a US$10 million exploration program at the Black Fox property. The program will include approximately 100,000 metres of drilling to test for extensions of existing resources, to follow-up on significant drill results, and to investigate new exploration targets. Of the total drilling program, 60,000 metres will be surface drilling and 40,000 metres will be underground exploration and delineation drilling. Targets for the 2018 program include Black Fox Deep, Tamarack, Froome, and Grey Fox.

In 2017, underground exploration was focused on extensions of existing resources proximal to the Black Fox mine infrastructure, as well as areas below and along strike of the deposits. Through this exploration program, several advanced development targets were brought into a conceptual mine plan, including the High Quartz zone, extensions of the Deep Central zone, and the Far East zone. The 2017 drill program at the Deep Central zone included definition drilling and tested down plunge and down dip. Highlights of the assay results include:

•	740-L275-71: 1.8 metres of 41.0 grams per tonne (“g/t”) gold from 6.3 metres and 6.1 metres of 36.9 g/t gold from 26.1 metres (from 740 metre elevation);
•	680-F115-09: 4.0 metres of 77.3 g/t gold from 73.6 metres (at 840 metre elevation);
•	520-EX346-35: 1.7 metres of 29.5 g/t gold from 385.6 metres (at 675 metre elevation);
•	520-EX346-23: 5.1 metres of 39.6 g/t gold from 357.2 metres (at 830 metre elevation); and
•	520-EX346-17: 3.9 metres of 7.2 g/t gold from 474.1 metres (at 910 metre elevation).

There is no top cut or cap of assays and intervals are not true width. For more information and complete drill results, visit the McEwen website at www.mcewenmining.com and see the press release dated January 17, 2018.

Sandstorm has a gold stream agreement to purchase 8% of the gold produced from Black Fox at an ongoing cost of US$540 per ounce.

—Equinox Gold Announces Full-Scale Construction at Aurizona

Equinox Gold Corp. (“Equinox Gold”) has announced full-scale construction at the Aurizona Gold mine in Brazil. Equinox Gold’s board of directors has approved a total project budget of US$146 million, which includes all working capital and a 12% contingency. The project remains on schedule and on budget as they advance toward the target of pouring gold in late 2018. Construction of the mine is fully funded by Equinox Gold’s existing treasury and a US$85 million secured project credit facility.

A 22,000 metre drilling program completed at Aurizona during 2017 has confirmed the extension of mineralization 350 metres along strike to the west of the Piaba deposit and at depth below the shallow western end of the reserve pit. Highlights from recent drill results include:

•	BRAZD566: 9.0 metres of 4.6 g/t gold from 127.0 metres;
•	BRAZD567: 19.0 metres of 2.0 g/t gold from 81.0 metres;
•	BRAZD571: 6.0 metres of 6.6 g/t gold from 50.0 metres;
•	BRAZD579: 8.0 metres of 3.4 g/t gold from 73.0 metres;
•	BRAZD585: 34.0 metres of 1.7 g/t gold from 58.0 metres; and
•	BRAZD586: 34.0 metres of 1.0 g/t gold from 45.0 metres.

Equinox Gold has planned a 34,000 metre drill program in 2018 that will focus on resource growth, target development and discovery.

True widths of the mineralized intervals are interpreted to be 60% - 90% of the reported lengths.  For more information and complete drill results, visit the Equinox Gold website at www.equinoxgold.com and see the press releases dated January 8, 2018, January 10, 2018 and February 12, 2018.

Sandstorm has a 3% - 5% sliding scale NSR royalty on the Aurizona project. At gold prices less than or equal to US$1,500 per ounce, the royalty is a 3% NSR. In addition, Sandstorm holds a 2% NSR royalty on the Aurizona Greenfields property, a 190,073 hectare package of exploration ground adjacent to the Aurizona project. An exploration agreement with AngloGold Ashanti Limited (“AngloGold”) was announced in 2016, whereby AngloGold may invest US$14 million in exploration to earn a 70% interest in Aurizona Greenfields.

—Kirkland Lake Announces New Shaft Project for the Macassa Mine

Kirkland Lake Gold Ltd. (“Kirkland Lake”) has announced a planned investment to build a new shaft at the Macassa mine in Ontario, Canada. The new shaft will offer a number of important benefits to the Macassa mine, including: de-risking the operation, enabling more effective underground exploration to the east of the South Mine Complex, improving general working conditions in the mine, and supporting higher levels of production. The planned 2018 budget for the shaft is approximately US$40 million.

For more information visit the Kirkland Lake website at www.klgold.com and see the press release dated January 17, 2018.

Sandstorm holds a 2% NSR royalty on the HM Claim, which is located east of the South Mine Complex at the Macassa Mine.

Figure 1: Location Map of Sandstorm's Royalty on the HM Claim

HM Claim Map

10.2 ha

Sandstorm Royalty
1 km
N
South Mine
Complex
Macassa
Mine
East Claim
HM Claim
South Claims
112
66
SANDSTORM
GOLD

—Sandstorm Announces Disposition of Argentinian Assets

New Dimension Resources Ltd. (“New Dimension”) has agreed to acquire three Argentinian assets from Sandstorm that were previously controlled by Mariana Resources Ltd. (“Mariana”). Sandstorm acquired Mariana in July 2017. As consideration for the transaction, Sandstorm receives a 2% NSR royalty over the Las Calandrias, Los Cisnes and Sierra Blanca properties and will receive C$400,000 in cash or shares of New Dimension on each anniversary of the acquisition until December 31, 2032, or earlier if certain events occur, including the commencement of commercial production.

Approximately C$25 million has been spent exploring these Argentinian properties. The Las Calandrias property hosts an Indicated Mineral Resource of 491,000 ounces gold equivalent (“AuEq”) ounces at a grade of 1.3 g/t AuEq and an Inferred Mineral Resource of 28,000 AuEq ounces at a grade of 1.0 g/t AuEq (based on 0.3 g/t cut-off grade for oxide and mixed material and 0.7 g/t for sulfides).  In addition, there are several drill-ready targets within the Las Calandrias concession and immediate district that have been identified. At the Los Cisnes property, previous drilling at the project identified two main target zones: El Brio and El Solar. Los Cisnes is located 75 kilometres southwest of Yamana Gold’s Cerro Moro mine. The Sierra Blanca property is located 40 kilometres NW of Anglogold Ashanti’s Cerro Vanguardia mine. Four targets have been identified along strike at Sierra Blanca, through channel sampling completed by Mariana.

New Dimension plans to complete a non-brokered private placement to raise gross proceeds of up to C$3 million. Proceeds will be used for exploration and business development activities focused on advancing the Argentinian assets. Completion of the private placement is a condition to the closing of the property acquisitions from Sandstorm. Closing of the financing is scheduled to occur on or about March 29, 2018.

For more information, visit the New Dimension website at www.newdimensionresources.com and see the press release dated February 20, 2018.

—Metanor Extends Moroy Vein System at Bachelor Lake and Moves Towards Underground Bulk Sample at Barry

Metanor Resources Inc. (“Metanor”) has announced that underground exploration drilling at the Bachelor Lake mine site has successfully extended the new Moroy veins to depth by more than 100 vertical metres. The drilling at Moroy will continue moving forward from the existing drill bay with a focus to define the extension at depth and along strike. A second drill bay has been excavated and drilling has commenced with two drill rigs to accelerate the exploration program. Highlighted drill results in the Moroy sector include:

•	MY-17-002: 1.8 metres of 27.9 g/t gold from 375.3 metres;
•	MY-17-005: 2.1 metres of 7.5 g/t gold from 299.7 metres;
•	MY-17-006: 0.6 metres of 11.2 g/t gold from 302.6 metres; and
•	MY-17-007: 2.7 metres of 7.4 g/t gold from 409.5 metres.

In 2017, Metanor drilled 49,000 metres at the Barry project, located about 65 kilometres south of the Bachelor Lake mine site. The drill results continue to expand the size and further confirm the continuity of the shear structures. Metanor is planning to initiate an underground bulk sample program in early March to verify the continuity and grade distribution of the multiple shear zones. The plan for the bulk sample program is to send 10,000 tonnes of ore to the Bachelor Lake mill in order to reconcile the mill head grade with the mining grade in a defined sector. Highlighted drill results at Barry include:

•	MB-17-37 Extension: 4.6 metres of 14.3 g/t gold from 498.0 metres;
•	MY-17-129: 1.0 metres of 20.3 g/t gold from 334.6 metres; and
•	MY-17-137: 4.5 metres of 10.4 g/t gold from 367.5 metres.

True widths are estimated to range between 85% - 90% of core lengths at Bachelor Lake and 70% - 95% of core lengths at Barry. Grades were uncapped at both Bachelor Lake and Barry. For more information and complete drill results, visit the Metanor website at www.metanor.ca and see the press releases dated January 17, 2018 and January 19, 2018.

Sandstorm amended the Bachelor Lake gold stream with Metanor on October 1, 2017.  Sandstorm will receive a minimum of 1,500 ounces of gold per quarter until 12,000 ounces of gold have been delivered and then the gold stream will convert to a 3.9% NSR royalty. In addition to this, Sandstorm holds an additional 1.0% NSR royalty on Bachelor Lake. At Barry, Sandstorm has a NSR royalty of 3.9% - 4.9%.

—Erdene Releases Highest Grade Result to Date with 2,200 g/t Gold over 1.0 metre at Bayan Khundii

Erdene Resource Development Corp. (“Erdene”) announced the highest grade gold intersection encountered to date at the Bayan Khundii Gold project in southwest Mongolia. The exploration program at Bayan Khundii was developed to identify high priority structural targets. This included testing the recently discovered North Midfield Zone with closer-spaced drilling and testing new structural targets and extensions at depth. Other mineralized zones were tested in the North Midfield target area and the extension of the Striker Zone. Highlights from the recent exploration program at Bayan Khundii include:

•	BKD-230: 127.5 metres of 1.8 g/t gold from 31.0 metres including 25.0 metres of 5.8 g/t gold;
•	BKD-231: 14.0 metres of 158.3 g/t gold from 193.0 metres including 1.0 metres of 2,200.0 g/t gold; and
•	BKD-232: 36.5 metres of 5.6 g/t gold from 90.5 metres including 22.0 metres of 8.3 g/t gold.

During the first quarter of 2018, Erdene’s technical team is assessing the results of the 2017 exploration program to determine what additional drilling may be required prior to preparing an independent resource evaluation.

Reported intervals are not true widths. For more information and for complete drill results visit Erdene’s website at www.erdene.com and see the press release dated January 10, 2018.

Sandstorm has a 2% NSR royalty on Erdene’s Bayan Khundii and Altan Nar properties.

—Alexandria Minerals Extends Gold Mineralization by 900 Metres to the West at Orenada Zone 4

Alexandria Minerals Corporation (“Alexandria”) has completed 43,500 metres of drilling in 170 drill holes during the last 14 months. The focus has been on the Orenada Zone 4 property. An  updated resource estimate, based on the stacked vein sets at Zone 4 and nearby Zone 2, is expected to be completed in early March of this year. Assay results from nine step-out drill holes west of Zone 4 showed that the gold system extends for at least 900 metres west of the Zone 4 area. These step-out drill holes to the west will not be included in the resource update, but will be used as a starting point for Alexandria’s 2018 drill program.

Recent step-out drill results include:

•	OAX-17-191: 14.3 metres of 2.3 g/t gold from 79.1 metres including 6.4 metres of 3.9 g/t gold;
•	OAX-17-200: 8.6 metres of 2.4 g/t gold from 11.0 metres including 3.3 metres of 4.3 g/t gold;
•	OAX-17-218: 11.8 metres of 4.0 g/t gold from 14.5 metres including 4.6 metres of 6.7 g/t gold; and
•	OAX-17-231: 3.5 metres of 5.9 g/t gold from 158.9 metres.

For more information and for complete drill results, visit the Alexandria website at www.azx.ca and see the press release dated February 22, 2018.

Sandstorm holds a 1% NSR royalty and NSR buy-back rights on the Cadillac Break property group in the Val d’Or area.

—Qualified Person

Keith Laskowski (MSc), Sandstorm’s Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. He has reviewed and approved the technical information in this press release.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 174 royalties, of which 21 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2017 and the Company’s annual information form dated March 29, 2017 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Nolan Watson	Denver Harris
President & CEO	Investor Relations
604 689 0234	604 628 1178